EXHIBIT (4)(e)

American General Life Insurance Company
Address mail to:	Regular Mail	Overnight Mail
Annuity Service Center	P.O. Box 15570	1050 North Western Street
	Amarillo, TX 79105-5570	Amarillo, TX 79106-7011	1-800-445-7862

Extended Legacy Program Guide

What is the Extended Legacy Program?
The Extended Legacy Program is a death claim settlement program that provides claimants of variable annuities the opportunity to defer the distribution of claim proceeds while retaining full discretionary access to them.

Extended Legacy Program
There are two options for this program.
Option 1 This option enables the claimant to defer taking a full distribution until December 31st of the year containing the fifth anniversary of the deceased’s death. Any amounts remaining in the account as of that date will automatically be distributed to the claimant. The claimant may take discretionary distributions of up to 100% of the current value of the death claim proceeds at any time during the five year period.
Option 2 This option enables the claimant to receive annual required minimum distributions, generally over the claimant’s life expectancy, beginning no later than December 31st of the year following the year of the deceased’s death. The claimant may take discretionary distributions of up to 100% of the current value of the death claim proceeds at any time.
Both options have tax implications that should be considered before making a decision. We recommend that you discuss your situation with a tax professional.

Program Availability
The Extended Legacy Program is available to claimants of American General variable annuities. One or both options may not be available to certain claimants. Please review the Variable Annuity Death Claim form (SA2200POS) for additional information. Contact our Annuity Service Center at (800) 445-7862 for information regarding availability.

How Do I Use This Guide?
If you elect the Extended Legacy Program, the product issued to the deceased determines the applicable fees and investment options available to you.
To review the applicable fees and investment options available to you:
1.	Identify the product to which you are a claimant. The product name can be found in the upper-right corner of the deceased’s last quarterly statement. Contact our Annuity Service Center if you need assistance.

2.	Review the investment options available to you. Refer to the product prospectus you received with this Guide that lists the investment options available to you. Additional information regarding the investment options can be found in the fund prospectus available at aig.com/annuities or through our Annuity Service Center. You will be mailed a copy of the fund prospectus for the available investment options if you elect the Extended Legacy Program.

3.	Write your investment allocation instructions on the Death Claim form. Indicate your investment allocation instructions on Page 10, Section I, of the Variable Annuity Death Claim form.

4.	Review the product prospectus disclosure. The product prospectus you received with this Guide includes important information about the administrative features available to you. Please review the sections of the prospectus related to Fee table, Investment Options, Transfers, Dollar Cost Averaging, Systematic Withdrawal, Automatic Asset Rebalancing Program, Extended Legacy Program, Separate Account Expenses, Taxes and Other Information.
Variable annuities issued by American General Life Insurance Company.
EXTLEGAA.5 Rev. 11.14